Exhibit 99.1

NEWS RELEASE

Golden Queen to transfer EXCHANGE listing, consolidate shares AND CHANGE NAME

VANCOUVER, BRITISH COLUMBIA – July 11, 2019 - Golden Queen Mining Co. Ltd. (TSX:GQM | OTCQX:GQMNF) (“Golden Queen” or “the Company”) announces that effective at the close on July 25, 2019, the Company will delist its common shares from the Toronto Stock Exchange. Effective July 26, 2019, the Company’s common shares will be listed and commence trading on the NEX board of the TSX Venture Exchange. The Company’s listing is being transferred as the Company no longer holds an active business operation or assets, other than cash, following the sale of its subsidiary Golden Queen Mining Holdings Inc. (“GQM Holdings”).

Concurrent with the listing on the NEX, the Company will complete a consolidation of its issued and outstanding shares on the basis of 10 existing shares for each new share, and change its name to Golden Queen Mining Consolidated Ltd. Following the consolidation, Golden Queen will have approximately 13,532,266 shares outstanding.

In connection with the sale of GQM Holdings, the Company is proceeding to issue a total of 13,396,943 pre-consolidation shares (1,339,694 shares post-consolidation) to Maxit Capital LP for providing financial advisory services relating to the sale of the mining subsidiary.

Golden Queen is currently evaluating possible opportunities for the future of the Company and will provide a corporate update as soon as possible.

For further information, please contact:

Brenda Dayton

Telephone:  604.417.7952

Email:  bdayton@goldenqueen.com

Caution with Respect to Forward-Looking Statements:  Except for statements of historical fact contained herein, the information in this press release includes certain “forward-looking information” or “forward-looking statements” within the meaning of applicable Canadian and US securities legislation. Forward-looking statements can generally be identified by the use of forward-looking terminology such as “will”, “is proceeding to” or similar terminology. Forward-looking statements include but are not limited to, statements related to timing of the transfer of the Company’s listing from the Toronto Stock Exchange to NEX, the consolidation and name change. There can be no assurance that such statements will prove to be accurate, and future events could differ materially from those anticipated in such statements. Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause performance or achievements of the Company to differ materially from statements in this press release regarding our intentions including, without limitation, risks and uncertainties disclosed in the section entitled “Risk Factors” contained in our proxy circular as well as in our Annual Report on Form 10-K for the year ended December 31, 2018. Investors are cautioned that forward-looking statements are not guarantees of future performance and, accordingly, investors should not put undue reliance on forward-looking statements. Any forward-looking statement made by the Company in the press release is based only on information currently available to us and speaks only as of the date on which it is made. The Company does not undertake to update any forward-looking information that is contained or incorporated by reference herein, except in accordance with applicable securities laws.